China Digital Communication Group
Number 2222 Jin Tian Road
An Lian Building 15th Floor A-01 and A-02
Futian Schenzhen China
86-755-2698-3767

February 22, 2007

Via EDGAR and FedEx

Ms. Kristin Lochhead
Mail Stop 6010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	China Digital Communication Group
Form 10-KSB for the year ended December 31, 2005
Filed March 30, 2006
Form 8-K dated June 29, 2006,
Form 10-Q as of September 30, 2006
Filed March 30, 2006
File No. 000-49716

Dear Ms. Lochhead:

We are in receipt of your comment letter dated December 22, 2006 regarding the above referenced filings and in response to our October 6, 2006 response letter. As requested in your letter, we provide responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company’s responses.

Form 10-KSB for the Year Ended December 31, 2005

General

1.	We refer to your responses to comments 1 and 2. Please provide an amended Form 10-KSB for our review.

The amended Form 10-KSB is attached.

Financial Statements

Note I, Stock Purchase Business Combination, page F-19

2.
We refer to your response to comment 3. We see the significant difference between the quoted market price of your common shares on the date you announced the merger with Billion and the share price used for SFAS 141 purposes. Please further tell us how you applied the guidance from paragraph 23 to SFAS 141. We may have further comment upon review of your response.

In accordance with SFAS 141 paragraph 23, we do not believe that the quoted market price is a clear indicator of the fair market value since the Company was a U.S. publicly held shell and had no current operating business or significant assets. The Company had been trading on OTCBB with almost no trading in its shares., It was the opinion of management and the Company that the acquisition is valued reasonably, which was at $0.05 based on their last private offering on March 14, 2004.

3.
We refer to your response to comment 4. It continues to be unclear why no purchase price was allocated to patents or technology. Your filing indicates that you hold proprietary technology and patents. You indicate that you did not record any intangible assets because you deemed such assets "inseparable" and not subject to being "...sold, transferred, licensed, rented or otherwise exchanged for something of value..." We refer you to paragraphs A14 - A28 which describes examples of intangible assets that meet the criteria for recognition apart from goodwill. Please respond to the following:

Ms. Kristin Lochhead	February 22, 2007
U.S. Securities and Exchange Commission	Page 2

•	Please tell us why your response indicates that you have no patents while the 10-K discloses that you hold patents.
•
Under SFAS 141 paragraph 39 a patent normally conveys a contractual or legal right. Under that paragraph, an intangible asset conveying a contractual or legal right need not be separable or transferable. Accordingly, please further explain why SFAS 141 does not require that you value and separately account for patents acquired in the business combination.

•
Please tell us why you would not be unable to sell, license, transfer, rent or exchange the technology acquired. Also, tell us why you believe the acquired technology is of no value to a buyer. Please provide a full and comprehensive analysis to support that you should not separately value and account for acquired technology.

We may have further comment.

The Company did not own any assets that could be considered an intangible asset; including license and patents at the time of acquisition.

4.
As a related matter, your response is not sufficient for us to evaluate your application of EITF 02-17. Please provide a comprehensive analysis of your evaluation of the requirements of the Abstract. Your response should fully demonstrate that you appropriately considered whether an intangible asset for customers should have been recorded at the date of the business combination.

In accordance with EITF 02-17, the Company did not assign any value for their customers or customer relationships as they did not have any long term contracts with customers that would have created an intangible asset for their customers. The Company also determined that the our customer or customer relationship could not be considered separable from the Company and sold, transferred, licensed, rented or otherwise exchanged for something of value, as they have no value to a buyer on their own.

5.
We refer to your response to comment 5. Please revise to disclose the value of net assets acquired as of the actual date of the acquisition. It appears that the changes in the values to individual assets and liabilities are individually significant from September 30, 2004 to the consummation date in November 2004. Revise the financial statements as necessary.

The Company has spoken with the SEC examiner, Kristin Lochhead, and explained that Lichter, Yu & Associates, the Company’s auditor for the 2004 financial statements, is no longer registered with the PCAOB. As a result, Lichter, Yu & Associates has advised us that they can not reissue their audit opinion for the 2004 financial statements. The SEC examiner has confirmed same.

6.	As a related matter, it appears that cash purchased in the transaction was $296,713 on November 15, 2004. Please appropriately revise the statement of cash flows.

The Company has spoken with the SEC examiner, Kristin Lochhead and explained that Lichter Yu, the Company’s auditor for the 2004 financial statements, is no longer registered with the PCAOB. As a result, Lichter Yu has advised us that they can not reissue their audit opinion for the 2004 financial statements. The SEC examiner has confirmed same.

Form 8-K dated June 29, 2006

Ms. Kristin Lochhead	February 22, 2007
U.S. Securities and Exchange Commission	Page 3

Exhibit 99.1- Audited Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 4

7.
We refer to your response to comment 10, It appears that you restated the statement of cash flows for 2005 to present repayment of a loan as a financing activity. Please label the restated financial statement "as restated." Please also add footnote disclosure about the restatement, including disclosure about why the prior presentation did not conform to GAAP. Please also apply this comment to the cash flow statement for the period ended March 31, 2006. Refer SFAS 154.

We have revised the Form 8-K accordingly.

8.	Additionally, please tell us whether the loan is payable to a related party. If so, please revise to make the appropriate disclosures under SFAS 57.

The loan payable was not to a related party.

Note 2. Summary of Significant Accounting Policies. page 7

Revenue Recognition, page 9

9.
We refer to your response to comment 7. In the fifth paragraph of the response you indicate that revenues are recognized at shipment. However, in the sixth paragraph you indicate that revenues are recognized upon confirmed acceptance after inspection by customers. Please reconcile these conflicting statements.

Sono Digital Electronic Technologies Co. LTD. sells mobile communication equipment to end users. We do not consider ourselves as a distributor, we provide a value added services to our customers by providing the necessary communication equipments for their needs.

At present, the Company leases all their office space. It does not have a factory or manufacturing facilities. All inventories are purchased directly from the vendors; therefore, the Company’s inventory is only comprised on finished goods.

We provide a value added service provider to our customers, end users, by providing them with customized products for their wireless base station extended coverage systems, series of repeaters and series of indoor distributors.

Some of our customers include China Mobile, China Unicom and other province branches. Most of our customers are public companies based in China and Hong Kong.

The Company’s revenue recognition policies are in compliance with Staff Accounting Bulletin (SAB) 104. Revenues are recognized when finished products are shipped to unaffiliated customers and both title and the risks and rewards of ownership are transferred and collectibility is reasonably assured.

Sales of product do not contain discounts, returns, warranties or other customer incentives.

10.
We refer to your response to comment 7. Please tell us how you considered the terms of sales and the related requirements of EITF 99-19. Please provide us a full and comprehensive analysis of each of the criteria in paragraphs 7 - 17 of the EITF.

We have reviewed and considered EITF 99-19, in particular Paragraph 7 -17, in our revenue recognition and accordingly recorded our revenue based on the gross amount billed as we do not consider ourselves as a sales agent. The following is a full and comprehensive analysis of each of the criteria in paragraphs 7 - 17 of the EITF

Ms. Kristin Lochhead	February 22, 2007
U.S. Securities and Exchange Commission	Page 4

7. The company is the primary obligor in the arrangement— The company is responsible for fulfillment, including the acceptability of the product(s) ordered or purchased by the customer.

8. The company has general inventory risk (before customer order is placed or upon customer return— We do not have any inventory as all products are made to order by our suppliers. Once the production is completed to our specifications, we are ultimately responsible, for all returns and repairs, to our customers.

9. The company has latitude in establishing price— The Company has the final responsibility to establish the exchange price. We negotiate all final prices with our customers. The fact that different price for same products selling to different customers demonstrate we meet this criteria.

10. The company changes the product or performs part of the service— The Company has three main suppliers and vendors who manufacture our products for our customers. We are ultimately responsible for the product if rejected by our customers.

11. The company has discretion in supplier selection— The Company has three main suppliers. We select our suppliers every year based on quality, price of products and services they perform.

12. The company is involved in the determination of product or service specifications— The Company designs the products based on customer’s request.

13. The company has physical loss inventory risk (after customer order or during shipping)— The company has unmitigated general inventory risk. Customer is able to return products before or after we ship and install products. Even after inspection, we still provide a period of time for them to return or repair the products.

14. The company has credit risk— The company has to pay for vendors no matter whether we are able to collect full amount of payment from customer or not. Usually we have to pay off our vendors in 3 months.

15. The supplier (not the company) is the primary obligor in the arrangement— The company is responsible for providing the product to the customer. The suppliers only provide products based on our request and design.

16. The amount the company earns is fixed— The company collects amount based on what we billed to the customer. Our earnings are not locked to a specific percentage of total amounts sold.

17. The supplier (and not the company) has credit risk— The company has credit risk. The Company has to pay for vendors no matter whether we are able to collect full amount of payment from customer or not.

11.	You indicate that you have no factory or manufacturing facilities. Please further explain to us how you provide "customized products."

Sono does not have a factory or manufacturing facilities. We are able to customize products as we outsource our productions to create products based on our designs to meet the needs of our customers.

Note 4, Other Receivables, page 12

12.	We reference prior comment 8. Please revise to disclose the nature and amount of "other receivables to vendors."

The disclosure has been revised to describe the nature and the amount of other receivables

Ms. Kristin Lochhead	February 22, 2007
U.S. Securities and Exchange Commission	Page 5

Exhibit 99,2 - Condensed Consolidated Financial Statements as of March 31, 2006

13.
We refer to your response to comment 13. As previously noted, accounts receivable as of March 31, 2006 are more than 10 times revenue for the first quarter and a substantial portion of those receivables appear to be more than 90 days old. In a written response please explain:

▪	The payment terms of those receivables. Please be detailed and specific.

▪	The aging of those receivables and the dates of the underlying sales, including whether the payment dates or terms of any significant amounts were renegotiated after the original sales date.

▪
Please also tell us why the fact that your "clients" changed their purchasing procedures resulted in the significant decrease in first quarter revenue. Please further explain the extent to which your clients all changed their business practices in the first quarter of 2006.

▪	Tell us why your clients changed their purchasing procedures.

▪	Tell us whether any receivables as of March 31, 2006 continue to be uncollected. If so, please tell us the amounts and provide a complete explanation of why those receivables are collectible.

▪	In light of the unusual relationship of receivables to revenues, please add detailed disclosure of payment terms.

The payment terms for all sales are as follows: 30% of the invoice is due when the order is shipped and 60% of the invoice is due within six months. The clients have another six month to pay for the remaining balance depending on their creditability.

As of March 31, 2006, $136,424 of the accounts receivable balance was less than 30 days old and $760,538 was more than 90 days old. Throughout May, June, July and August, we collected $696,844 of those receivable and as of December 31, 2006, only $5,836 remains uncollected. Management believes that the remaining amount will be collected in the near future. None of the accounts receivables collected were discounted or renegotiated.

Our two largest customers, China mobile and China Unicom, in late 2005 decided to restructure their purchase procedures. In the past, local branch offices would make all purchase order based on their own demands and needs. We believe this was done to better manage their business and costs. Effective January 1, 2006, all purchase was done through their main office. The main factors leading to slow first quarter was that our customers did not finalized their purchasing procedures as of March 31, 2006 and most of their local branches were no longer authorized to make purchases.

Exhibit 99.3 - Pro Forma Data

14.	We reference prior comments 18 - 25. Please provide revised pro forma data for our review.

We have attached revised pro forma data.

15.	We refer to your response to comment 20. Please disclose how you determined the fair value of the preferred shares and disclose why you believe your method is appropriate in US GAAP.

Each preferred share is convertible into one common share. There is no established market for the preferred stock; hence the Company valued the preferred shares at the market value of the common share, $0.50 per share, on the date of acquisition.

16.
We refer to your response to comment 24. Please provide a comprehensive analysis of your consideration of the requirements of EITF 02-17. Fully explain why GAAP does not require that you value and allocate purchase price to customer relationships.

Ms. Kristin Lochhead	February 22, 2007
U.S. Securities and Exchange Commission	Page 6

In accordance with EITF 02-17, the Company did not assign any for their customers or customer relationships as they did not have any long term contracts with customers that would have created an intangible asset for their customers. The Company also determined that the our customer or customer relationship could not be considered separable from the Company and sold, transferred, licensed, rented or otherwise exchanged for something of value, as they have no value to a buyer on their own.

Exhibit 99.4 - Press Release

17.	We refer to comment 26. Please provide an amended press release for our review.

Attached is the revised press release.

Form 10-Q as of September 30, 2006

Consolidated Balance Sheet, page 2

18.
We see that Galaxy had an unsecured loan payable totaling $1.1 million as of March 31, 2006. We do not see disclosure of that loan in your balance sheet as of September 30, 2006, nor do we see that loan in the purchase allocation in Note D. Please tell us what happened to that loan. Please revise the financial statement and related footnotes as necessary.

The loan was paid off as of September 30, 2006.

Note B, Summary of Significant Accounting Policies, page 5

Revenue Recognition, page 6

19.
We see that receivables exceed 50% of sales for the year to date period. Please make disclosure about the payment terms of your sales. Specifically address the nature, terms and extent of extended payment terms.

The payment term for Sono is as follows; 30% of the invoice is due when the order is shipped and 60% of the invoice is within six months. The clients have another six month to pay for the remaining balance depending on their credit. The disclosure has been revised to reflect above terms.

Note D, Acquisitions, page 10

20.
Please reconcile the last sentence of the first paragraph which indicates that the preferred shares have not been issued as of September 30, 2006 with the last sentence of footnote C which indicates that these shares were issued on July 11, 2006.

We have revised the notes accordingly.

21.	Refer to prior comment 29. Please revise to also provide comparative pro forma data for the 2005 year to date period. Refer to SFAS 141.

We have revised the notes accordingly.

22.
We see that the majority of the purchase consideration was allocated to goodwill. Please disclose the factors leading to a purchase price resulting in goodwill. Your disclosure should focus on the business reasons for an excess of cost over fair value of identifiable assets, not the mechanics of the purchase price allocation. Refer to paragraphs 51b and 58a to SFAS 141.

In accordance with SFAS 141, paragraph 51b and 58a the primary reasons for the acquisition was to diversify the Company and to acquire another line of business with proven growth and profitability. We obtained an independent appraisal value of approximately $7 million dollars based on current operations and future operations, not the assets of the company. Since the value of the acquisition was based on future operations, the Company had to recognize goodwill. The Company did not acquire any other intangible asset.

Ms. Kristin Lochhead	February 22, 2007
U.S. Securities and Exchange Commission	Page 7

23.
We see that the Galaxy transaction was in part consummated by issue of a new series of preferred stock. Please make footnote disclosure about the all of the significant terms and conditions of those shares.

We have revised the notes accordingly.

24.
Please confirm that the preferred shares are not convertible to common stock. Otherwise, please revise to discuss the terms of the conversion feature and tell us how you determined that the conversion option is not an embedded derivative that should be bifurcated and accounted for under SFAS 133.

SFAS 133, Par.6 defines a derivative instrument as an instrument with the following characteristics.
6. A derivative instrument is a financial instrument or other contract with all three of the following characteristics:
a. It has (1) one or more underlyings and (2) one or more notional amounts 3 or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required. 4
b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.
c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

The preferred stocks do not have any of the above characteristics. Based on this analysis, the Company determined that the conversion option is not an embedded derivative that should be bifurcated and accounted for under SFAS 133.

Note M, Related Party Transactions, page 14

25.
We refer to your response to comment 30. Please tell us why you deleted the disclosure about the shareholder guarantees. If the line of credit continues to be guaranteed by shareholders, please make appropriate disclosure.

The line of credit was paid in full as of September 30, 2006. The line of credit will expire on March 22, 2007. No further guarantee from any shareholders existed as of September 30, 2006.

Note N, Segment Reporting, page 14

26.	Please provide segment disclosure for both the quarter and year-to-date periods. Please also add a description of the nature and components of "all others."

We have revised the notes accordingly.

27.
Please revise to provide the disclosures required by paragraph 38 of SFAS 131. We see that all of your sales are derived from the sales of products outside of the United States and that all long-lived assets are located outside the United States.

We have revised the notes accordingly.

Management's Discussion and Analysis or Plan of Operation. page 15

Results of Operations, page 16

28.	Please expand to discuss both the quarter and year to date periods. For clarity please revise your text to more clearly distinguish discussion of data for the quarter versus the year to date periods.

Ms. Kristin Lochhead	February 22, 2007
U.S. Securities and Exchange Commission	Page 8

We have revised the disclosure accordingly.

29.
Please expand to identify and describe the factors responsible for the apparent decrease in revenues from your legacy business in the third quarter. We also see that Galaxy had sales of less than $100,000 in the first quarter. Please expand to identify and describe how that business achieved sales of more than $1.8 million for the third quarter. Please note that in general MD&A should identify and quantify factors responsible for changes in financial statements items and explain why those changes occurred. The general guidance should be applied throughout MD&A.

We have revised the disclosure accordingly.

30.	Please expand to more clearly explain why costs of sales decreased despite an increase in overall sales.

We have revised the disclosure accordingly.

31.	Please disclose gross margin or costs of sales as a percentage of revenues for each period. Also describe factors responsible for changes in the disclosed ratio from period to period.

We have revised the disclosure accordingly.

Liquidity and Capital Resources, page 17

32.	Please disclose the terms and purpose of the deposits.

E’Jenie as of September 30, 2006 was still in discussion with their landlord to purchase the two facilities that they are currently leasing. In good faith, the Company made several deposits, totaling $511,599 to the landlord. The delay in finalizing the deal was the landlord had to receive the Certificate of Real Estate from the Ministry of Land and resources of the People’s Republic of China. The transaction has been finalized as of December 31, 2006.

33.	Please add footnote disclosure that explains all relevant terms and conditions of the bank line of credit.

The line of credit was closed and paid in full as of September 30, 2006. No further guarantee from any shareholders existed as of September 30, 2006.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA DIGITAL COMMUNICATION GROUP

By:	/s/ Jiangcheng Wu Jiangcheng Wu Chief Financial Officer